July 17, 2020

Filed Pursuant to Rule 433

Registration Statement No. 333-228142

Relating to Preliminary Prospectus Supplement dated July 17, 2020 and to Prospectus dated November 2, 2018

RETAIL PROPERTIES OF AMERICA, INC.

$100,000,000 4.00% Senior Notes Due 2025

PRICING TERM SHEET

Issuer:	Retail Properties of America, Inc.

Expected Ratings (Moody’s / S&P)*:	Baa3 / BBB-

Principal Amount:	$100,000,000. The notes will be issued as additional notes under the indenture pursuant to which the Issuer previously issued $250.0 million aggregate principal amount of 4.00% Senior Notes due 2025 on March 12, 2015 (the “initial notes”). The notes will be treated as a single series of securities with the initial notes under the indenture and will have the same CUSIP number as, and be fungible with, the initial notes. The total aggregate principal amount of 4.00% Senior Notes due 2025 that will be outstanding following this offering will be $350,000,000.

Securities Offered:	4.00% Senior Notes Due 2025

Security Type:	Senior Unsecured Notes

Pricing Date:	July 17, 2020

Settlement Date:	July 21, 2020 (T+2)

Maturity Date:	March 15, 2025

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15, of each year, beginning on September 15, 2020

Record Dates:	March 1 and September 1

Coupon (Interest Rate):	4.00% per year, accruing from March 15, 2020

Public Offering Price:	99.010%, plus accrued interest from and including March 15, 2020, to, but excluding, July 21, 2020, in the amount of $1,400,000

Net proceeds, excluding accrued interest and after underwriting discount and estimated expenses, to the Issuer:	$97,410,000

Benchmark Treasury:	0.250% due June 30, 2025

Benchmark Treasury Price / Yield:	99-26 3/4 / 0.283%

Spread to Benchmark Treasury:	+395.3 basis points

Yield to Worst:	4.236%

Optional Redemption:

Make-Whole Call:
Prior to December 15, 2024 (the date that is 90 days prior to the maturity date), at the Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 30 basis points, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date.

Par-Call:
On or after December 15, 2024, the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	76131V AA1 / US76131VAA17

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC

*    A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement, a prospectus dated November 2, 2018 and a preliminary prospectus supplement dated July 17, 2020 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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